Exhibit 99.2

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Balance Sheets	F-2 - F-3

Interim Condensed Consolidated Statements of Income and Comprehensive Income	F-4

Interim Statements of Changes in Shareholders' Equity	F-5 – F-6

Interim Condensed Consolidated Statements of Cash Flows	F-7

Notes to Interim Condensed Consolidated Financial Statements	F-8 - F-23

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2020	2019
	Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents (Note 2)	3,407	1,628
Trade accounts receivable (net of allowance for doubtful accounts of $175 and $227 as of June 30, 2020 and December 31, 2019, respectively)	7,307	7,480
Inventories (Note 3)	3,474	3,735
Other accounts receivable and prepaid expenses	484	675

Total current assets	14,672	13,518

LONG-TERM ASSETS:

Restricted deposits	58	-
Severance pay fund	59	60
Operating lease right of use assets	2,029	2,490

Total long-term assets	2,146	2,550

PROPERTY AND EQUIPMENT, NET	6,407	6,761

Total assets	23,225	22,829

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2020	2019
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Short-term credit and current maturities of long-term debt (Note 4)	1,303	2,120
Short-term credit from related party	2,885	3,472
Trade payables	3,983	4,673
Other accounts payable and accrued expenses	3,653	3,118
Short-term operating lease liabilities	1,141	1,383

Total current liabilities	12,965	14,766

LONG-TERM LIABILITIES:

Long-term debt, excluding current maturities (Note 5)	1,468	387
Accrued severance pay	307	268
Deferred tax liabilities	57	45
Long-term operating lease liabilities	872	1,094

Total long-term liabilities	2,704	1,794

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares, NIS 3.0 par value; Authorized: 10,000,000 shares; Issued and outstanding 4,380,268 shares	3,964	3,964
Additional paid-in capital	18,583	18,583
Foreign currency translation adjustments	2,479	2,479
Capital reserves	1,006	963
Accumulated deficit	(18,476)	(19,720)

Total shareholders' equity	7,556	6,269

Total liabilities and shareholders' equity	23,225	22,829

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited

Revenues	17,949	16,934	8,792	8,198	34,794
Cost of revenues	(14,246)	(14,139)	(6,892)	(6,942)	(28,787)

Gross profit	3,703	2,795	1,900	1,256	6,007

Operating (expenses) income:
Research and development, net	2	-	4	-	(16)
Selling, general and administrative	(2,284)	(2,355)	(1,095)	(1,249)	(4,604)

Operating profit	1,421	440	809	7	1,387
Financial expenses, net	(139)	(263)	(83)	(78)	(440)
Other income, net (Note 6)	-	877	-	871	923

Income before taxes on income	1,282	1,054	726	800	1,870
Taxes on income	(38)	(22)	(22)	(10)	(77)

Net income	1,244	1,032	704	790	1,793

Other comprehensive income (loss):
Foreign currency translation adjustments	-	(1)	169	9	139

Total comprehensive income	1,244	1,031	873	799	1,932

Basic and diluted income per Ordinary share attributable to Eltek Ltd. shareholders	0.28	0.33	0.16	0.19	0.48

Weighted average number of Ordinary shares used to compute basic and diluted income per Ordinary share attributable to Eltek Ltd. Shareholders	4,380,268	3,088,110	4,380,268	4,147,667	3,734,317

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Number of shares	Ordinary Shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Capital reserves	Accumulated deficit	Total

Balance as of January 1, 2019	2,028,552	1,985	17,270	2,340	800	(21,513)	882

Issuance of shares in rights offering, net	2,351,716	1,979	1,313	-	-	-	3,292
Stock-based compensation	-	-	-	-	141	-	141
Transaction with controlling shareholder	-	-	-	-	22	-	22
Comprehensive income:
Foreign currency translation adjustments	-	-	-	139	-	-	139
Net income	-	-	-	-	-	1,793	1,793

Balance as of December 31, 2019	4,380,268	3,964	18,583	2,479	963	(19,720)	6,269

Stock-based compensation	-	-	-	-	43	-	43
Comprehensive income:
Net income	-	-	-	-	-	1,244	1,244

Balance as of June 30, 2020 (unaudited)	4,380,268	3,964	18,583	2,479	1,006	(18,476)	7,556

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Capital reserves	Accumulated deficit	Total

Balance as of January 1, 2019	2,028,552	1,985	17,270	2,340	800	(21,513)	882

Issuance of Share capital in rights offering, net	2,351,716	1,979	1,313	-	-	-	3,292
Stock-based compensation	-	-	-	-	62	-	62
Transaction with controlling shareholder	-	-	-	-	29	-	29
Comprehensive income (loss):
Net income	-	-	-	-	-	1,032	1,032
Foreign currency translation adjustments	-	-	-	(1)	-	-	(1)

Balance as of June 30, 2019 (unaudited)	4,380,268	3,964	18,583	2,339	891	(20,481)	5,296

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019
Cash flows from operating activities:
Net income	1,244	1,032	1,793
Adjustments to reconcile income to net cash flows provided by operating activities:
Depreciation	786	748	1,508
Revaluation of long-term loans	4	(24)	(38)
Stock based compensation	43	62	141
Transaction with controlling shareholder	-	29	22
Accrued severance pay, net	40	(9)	36
Decrease (increase) in operating lease right-of-use assets	449	(3)	1,385
Decrease in operating lease liabilities	(453)	(6)	(1,388)
Decrease (increase) in trade receivables, net	149	(1,598)	(1,277)
Decrease in other accounts receivables and prepaid expenses	187	879	598
Decrease (increase) in inventories	248	(114)	175
Increase (decrease) in trade payables	(370)	194	107
Increase in deferred tax liabilities	12	-	45
Increase (decrease) in other accounts payables and accrued expenses	538	132	(529)

Net cash provided by operating activities	2,877	1,322	2,578

Cash flows from investing activities:
Purchase of property and equipment	(454)	(250)	(931)
Restricted deposits	(58)	-	-
Proceeds from disposals of property and equipment and repayment from insurance	-	-	125

Net cash used in investing activities	(512)	(250)	(806)

Cash flows from financing activities:
Short- term bank credit, net	(765)	(3,394)	(4,181)
Proceeds from short- term shareholder loan	-	555	561
Repayment of short- term shareholder loan	(571)	-	-
Issuance of share capital in rights offering, net	-	3,298	3,298
Repayment of long-term loans	(108)	(455)	(891)
Proceeds from long-term loans	1,141	-	558
Repayment of property and equipment payables	(304)	(194)	(477)

Net cash used in financing activities	(607)	(190)	(1,132)

Effect of exchange rate on cash and cash equivalents	21	(37)	(4)

Increase in cash and cash equivalents	1,779	845	636
Cash and cash equivalents at beginning of the period	1,628	992	992

Cash and cash equivalents at end of the period	3,407	1,837	1,628

Supplemental cash flow information:

Interest	95	90	232

Non-cash activities:

Purchase of property and equipment on credit	141	65	350
Right-of-use asset recognized with corresponding lease liability	153	-	377

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

a.	General:

-
Eltek Ltd. ("the Company") was organized in Israel in 1970, and its shares have been publicly traded on the NASDAQ Capital Market ("NASDAQ") since 1997. Eltek Ltd. and its subsidiaries (Eltek USA Inc. and Eltek Europe GmbH) are collectively referred to as "the Company".

-
The Company manufactures, markets and sells custom made printed circuit boards ("PCBs"), including high density interconnect, flex-rigid and multi-layered boards. The principal markets of the Company are in Israel, Europe and North America.

-
The Company markets its products mainly to the medical technology, defense and aerospace, industrial, telecom and networking equipment, as well as to contract electronic manufacturers, among other industries.

The Company is controlled by Nistec Golan Ltd ("Nistec Golan"). Nistec Golan is controlled indirectly by Mr. Yitzhak Nissan, who owns, indirectly through Nistec Holdings Ltd., all of the shares of Nistec Ltd and Nistec Golan (Nistec Holdings Ltd. and/or any of its subsidiaries are referred to as "Nistec").

Business risks and condition:

-
The Company’s business is subject to numerous risks including, but not limited to, the impact of currency exchange rates (mainly NIS/US$), the Company's ability to implement its sales and manufacturing plans, the impact of competition from other companies, the Company's ability to receive regulatory clearance or approval to market its products, changes in regulatory environment, domestic and global economic conditions and industry conditions, and compliance with environmental laws and regulations. Due to these conditions and other financial and business factors, the Company's liquidity position, as well as its operating performance, was negatively affected. As a result, in the past, including the year ended December 31, 2018, the Company incurred net losses and suffered negative cash flows from its operating activities. In the six month ended June 30, 2020 and in the year ended December 31, 2019 the Company recorded net income of $1.2 million and $1.8 million, respectively, compared to a loss of $2.6 million in the year ended December 31, 2018. As of June 30, 2020, the Company's working capital amounted to $1.7 million and its accumulated deficit amounted to approximately $18.5 million. The Company's liquidity position, as well as its operating performance, may be negatively affected by other financial and business factors, many of which are beyond its control.

-
An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has spread globally. This outbreak has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, layoffs, defaults and other significant economic impacts, as well as general concern and uncertainty. The impact of this outbreak has adversely affected the economies of many nations and the entire global economy and may impact the company in ways that cannot necessarily be foreseen.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

To date, the effects of the pandemic have not materially affected the Company’s operations, which have been deemed an “essential enterprise” by the Israeli government and the Company is striving to operate as normal.

Some of the Company’s employees are quarantined and in some cases are working remotely, due to safety concerns. Most of the work is still preformed from the Company's production facility. The Company’s ability to collect money, pay bills, handle customer and consumer communications, schedule production, and order raw materials necessary for production has not been materially impacted. To date, the Company has not experienced a significant change in sales or in the timeliness of payments of invoices and its cash position remains stable with approximately $3.4 million of cash and cash equivalents as of July 31, 2020.

The current severity of the pandemic and the uncertainty regarding the length of its effects could have negative consequences for the Company and could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect the Company’s operating results.

Loans and credit lines:

-
In June 2017, due to continued losses and the Company's limited ability to obtain additional loans from the banks, the Company obtained a loan of NIS 5.0 million (approximately $ 1.4 million) from Nistec (the “First Loan”). The terms of the loan were amended in April 2018, with retroactive effect as of June 2017.

In July 2017, the Company obtained a line of credit dedicated to a specific project of up to NIS 4.5 million (approximately $1.3 million) from Bank Hapoalim, guaranteed by Nistec Ltd., for a period of up to one year. In July 2018 Bank Hapoalim extended the dedicated line of credit and in January 2019 the Company reduced the line of credit to NIS 2.25 million (approximately $ 620). During April 2020, Bank Hapoalim approved the increase of this line of credit back to NIS 4.5 million (approximately $1.3 million) and made this facility available for use for any purpose.

In November 2017, the Company obtained a loan of NIS 3 million (approximately $ 840) from Mizrahi-Tefahot Bank, guaranteed by Nistec. In April 2019, the Company repaid the debt owed to the bank from the proceeds of the rights offering.

In March 2018, the Company obtained another loan from Nistec of NIS 4.0 million (approximately $ 1.2 million) (the “Second Loan”). In July 2018, in accordance with a commitment letter provided by Nistec, the Company obtained another loan from Nistec of NIS 1.0 million (approximately $ 290) (the “Third Loan,” and together with the First Loan and the Second Loan, the “Loans”).

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company and Nistec have entered into term and interest provisions of the Loans aggregating NIS 10 million (approximately $ 2.9 million). On December 5, 2019, at the Annual General Meeting of the Company's shareholders approved (following the approval of the Company's Audit Committee and Board of Directors) the execution of an Interest Agreement with Nistec Golan. Under the terms of the Interest Agreement, the Loans bear interest, as follows:

1.	Interest Amount:

a.
A total aggregate principal loan amount of NIS 5 million (the “First Half of the Loans”) bear interest of Prime + 1%, as of September 26, 2019 and until January 7, 2020. As of January 8, 2020, and until repaid, the First Half of the Loans shall bear annual interest of Prime + 1.75%.

b.	A total aggregate principal loan amount of NIS 5 million (the “Second Half of the Loans”) bear annual interest of Prime + 1.75%, as of January 1, 2019, and until repaid in full.

2.
Payment Schedule: the interest is paid on the 10th day of each quarter, for the interest accumulated in the three (3) months prior to such payment date (except with respect to the first interest payment). The first interest payment was paid on January 10, 2020, for 2019.

3.
Late Fees: Any amount not paid by the Company when due, will bear an annual interest of Prime + 3%, unless the Company has not paid the applicable interest amount due to its requirement to avoid any going concern qualifications, in which event the applicable interest (i.e., Prime+ 1.75) will continue to apply.

In August 2018, the Company obtained a credit facility of NIS 7 million (approximately $ 2.0 million) from a non-banking financial institution. In October 2019, this credit facility, which is guaranteed by Nistec, was reduced to NIS 6 million (approximately $ 1.7 million). In March 2020, the non-banking financial institution informed the Company that due to the coronavirus outbreak, its insurance carrier put on hold any future activity until further notice and therefore this facility may not be available to the Company going forward.

In January 2019, Nistec provided the Company with an additional loan of NIS 2.0 million (approximately $580), due on April 30, 2019. However, the Company exercised an option to extend the term of the loan until May 1, 2020 as approved by Company's Audit Committee that determined that such extension was required for the Company’s orderly operations. The loan was repaid to Nistec on May 1, 2020.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In addition, during January 2019 Nistec guaranteed NIS 2.0 million (approximately $580) of the Company's existing debt to Bank Leumi, which was due to be repaid by April 30, 2019. During March 2019 and as part of the rights offering (described below) the Company's Audit Committee and Board of Directors authorized the Company to repay the debt owed to Bank Leumi from the proceeds of the rights offering.

On July 2019 the Company obtained a long term loan of NIS 2.0 million (approximately $580) from Bank Leumi.

As of June 30, 2020, the total principal amounts of the loans received by the Company from Nistec (as described above) was NIS 10 million (approximately $2.9 million), which will become due on or after May 1, 2021.  In August 2020, Nistec provided the Company with a letter of commitment that NIS 5 million (approximately $ 1.4 million) of the Loans will become due on May 1, 2021 and an additional NIS 5 million (approximately $ 1.4 million) will become due on November 30, 2021. Nistec has also agreed that in the event that the guarantees that it provided to banks and to a non-banking institution will be exercised, the amount due to Nistec as a result of the exercise of the guarantee will be due on November 30, 2021.

On June 30, 2020 the Company obtained a long term loan of NIS 4 million (approximately $ 1.2 million) from Mizrahi-Tefahot Bank, under the Coronavirus government loans plan. This loan, which is guaranteed by Nistec, is for 5 years, with a one year grace period and interest is waived during the first year. The loan principal and interest will be repaid over 48 monthly instalments starting the 13th month and bearing an annual interest of Prime + 1.5%. As part of this loan grant, the Company deposited an amount of $58 in a restricted deposit.

-
In April 2019 the Company completed a rights offering in which,69.6% of the Company’s shareholders participated and which provided gross proceeds of $3.4 million (before deducting expenses related to the offering). The Company used the net proceeds from this offering to repay a NIS 3.0 million (approximately $870) loan from Mizrahi Bank (guaranteed by Nistec), repay a NIS 2.0 million (approximately $580) line of credit from Bank Leumi (for which Nistec provided a guarantee) and a NIS 1.0 million (approximately $290) line of credit from Bank Hapoalim. The remainder of the proceeds was used for working capital and other general corporate purposes, including investment in plant and equipment.

Financial covenants:

In April 2014, the Company signed a new financial undertakings letter with one bank and in May 2014 with another bank. Under these undertakings the Company is required to maintain certain financial covenants, including: (i) adjusted shareholders' equity (excluding certain intangible and other assets) equal to the greater of $4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. The compliance with the financial covenants is measured annually based on the Company’s annual audited financial statements. As of December 31, 2019, the Company was in compliance with these covenants.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company believes that in the event that its business condition for the second half of 2020 will significantly worsen, it will not meet the above-mentioned financial covenants.

The Company's management believes that its current business plans and the commitments from Nistec will enable the Company to continue to operate for a period of at least one year from the date of the approval of these financial statements. In the event the Company will not be successful in generating sufficient cash from its current operations, the Company may be required to obtain additional financing from external sources. There is no assurance that such financing will be obtained.

b.	Basis of presentation:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").
The consolidated financial statements include the accounts of the Company and its subsidiaries.

The Company sells goods through its subsidiaries that function as distributors. All intercompany transactions and balances were eliminated in consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

c.	Use of estimates:

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires the management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowance for doubtful accounts, deferred tax assets, inventory, income tax uncertainties and other contingencies.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Unaudited interim financial statements:

The accompanying consolidated balance sheet as of June 30, 2020, consolidated statements of income and comprehensive income (loss) for the three and six months ended June 30, 2020 and 2019 and the consolidated statements of cash flows for the three and six months ended June 30, 2020 and 2019 are unaudited. These unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the preparation of the consolidated financial statements, the Company applied the significant accounting policies, on a consistent basis to the audited consolidated annual financial statements of the Company as of December 31, 2019 except as detailed in note 1g (accounting pronouncements adopted in 2020).

In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2020, and the Company's consolidated cash flows and results of operations for the three and six months ended June 30, 2020 and 2019.

The balance sheet as of December 31, 2019 has been derived from the audited consolidated financial statements as of such date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for a complete set of financial statements.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2019 included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on April 27, 2020 and Form 20-F/A filed with the SEC on May 21, 2020.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Recently Issued and Adopted Accounting Pronouncements

On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments – Credit Losses on Financial Instruments,” which requires that expected credit losses relating to financial assets be measured on an amortized cost basis and available-for-sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. Also, for available-for-sale debt securities with unrealized losses, the standard eliminates the concept of other-than-temporary impairments and requires allowances to be recorded instead of reducing the amortized cost of the investment. The adoption by the Company of the new guidance did not have a material impact on the Company’s consolidated financial statements.

The condensed consolidated financial statements for the six months ended June 30, 2020 are presented under the new standard, while comparative periods presented are not adjusted and continue to be reported in accordance with the Company’s historical accounting policy.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	CASH AND CASH EQUIVALENTS

	June 30,	December 31,
	2020	2019
	Unaudited

Denominated in U.S. dollars	1,263	1,034
Denominated in NIS	1,583	129
Denominated in Euro	561	465

	3,407	1,628

NOTE 3:-	INVENTORIES

	June 30,	December 31,
	2020	2019
	Unaudited

Raw materials	1,861	1,860
Work in progress	1,349	1,607
Finished goods	264	268

	3,474	3,735

NOTE 4:-	SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM DEBT

Banks:

	Interest
	June 30,	June 30,	December 31,
	2020	2020	2019
	%	Unaudited

In NIS bears interest rate of Prime+0.85% to Prime+2.7%	2.45% - 4.30%	851	1,326
Short term credit from others	4.15%	308	612
Long-term debt from banks in NIS bears interest of Prime rate	2.6%	144	182

		1,303	2,120

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES

Others:

	Interest
	June 30,	June 30,	December 31,
	2020	2020	2019
Linkage terms:	%	Unaudited

U.S. dollar	3.5% - 5%	128	381
NIS - fix interest rate	5% - 5.5%	1,655	664

		1,783	1,045
Less - current maturities (trade payables)		(315)	(658)

		1,468	387

Minimum future payments at June 30, 2020 due under the long-term debt are as follows:

Long-term loan

First year	316
Second year	420
Third year	428
Fourth year	317
Fifth year	302

1,783

Long-term debt includes liabilities associated with equipment purchases in the amounts of $171 and $477 and current maturities of long-term debt of $171 and $477 at June 30, 2020 and December 31, 2019, respectively. The current maturities are classified in the trade payable balance as of June 30, 2020 and December 31, 2019, respectively.

As to pledges securing the loans, see Note 7a.

NOTE 6:-	OTHER INCOME

The Company had other income, net of $877 in first six months of 2019, primarily as a result of the receipt of an insurance payment associated with a claim for damages incurred during 2018 to one of the Company's manufacturing machines.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Pledges:

1.
The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its debts to banks, as well as placed floating liens on all of its remaining assets in favor of the banks.

2.	The Company has also pledged machines to secure its indebtedness to certain suppliers that provided financing for such equipment.

b.	Operating leases:

1.	The Company leases substantially all of its factory premises, machines and vehicles under operating leases. The Company's leases have original lease periods expiring between 2020 and 2024.

2.
Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement.

3.
The aggregated present value of lease agreements is recorded as a long-term asset titled ROU assets. The corresponding lease liabilities are split between operating lease liabilities within current liabilities and operating lease liabilities within long-term liabilities.

c.	Indemnification agreement:

The Company entered into indemnification agreements with each of its directors and officers and undertook to enter into the same agreement with future directors and officers. Such indemnification amount will not exceed: (i) the value of 25% of the Company’s net equity according to the audited or reviewed financial statement known at the time the request for indemnification was submitted; or (ii) $3,000,000, whichever is greater.

The Israeli Companies Law provides that an Israeli company cannot exculpate an officer from liability with respect to a breach of his or her duty of loyalty. If permitted by its articles of association, a company may exculpate in advance an officer from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care with respect to distributions.

The Company's articles of association allow it to exculpate any officer from his or her liability for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability. The Company provided an exculpation letter to each of its directors and officers, and agreed to provide the same to future officers.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Contingent Liabilities:

Environmental Related Matters
In connection with the change of control of the Company that resulted from Nistec's acquisition of a controlling stake in the Company, Israeli law requires it to obtain a new business permit in order to continue operating its business. The Company submitted an application for this permit and received a permit until 2099. The new permit is subject to certain conditions, especially certain conditions imposed by the Israeli Ministry for Environmental Protection. Compliance with these conditions may be costly.

In October 2015, the Company filed an application for an emissions permit with the Ministry. In January 2016, the Company received a notice of non-compliance from the Ministry, stating that the application was incomplete and that the Company is in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. The Company submitted amended application and conducted discussions with the Ministry throughout 2016 and 2017. The Company received the emissions permit in July 2017.

In March 2019, representatives of the Ministry, inspected the Company's premises and as a result issued a warning of a breach of the Clean Air Law, 5768-2008 and a warning of Hazardous Materials Law (1993). The Company was invited to a hearing at the Ministry during August 2019. The Company believes that during the hearing and after presenting to the Ministry the correction made for some of the findings, the issue will be resolved but there can be no assurance that our standpoint will be accepted.

Employee related matters
In May 2008, June 2019 and November 2019, lawsuits were filed by three of our employees alleging that they had suffered personal injuries during her employment and they are seeking aggregate financial compensation of approximately $ 113 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

Five other employees notified the Company in January 2011 and December 2019, that they allegedly suffered personal injuries during their employment with the Company. Of these five employees, two are seeking compensation of $1,614 and the others did not state their claim amount.

The above-mentioned claims were submitted to the insurance company, which informed the Company that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

During the period January 2016 through February 2019, two former employees filed law suits seeking additional payments in connection with their employment with the Company and subsequent termination. In September 2019 a decision was entered in one of the labor suits, and a provision was recorded accordingly. On October 2019, both the Company and this former employee appealed the Labor Court’s decision and in July 2020 both the Company and this former employee agreed to withdraw their appeal with no further claims. The aggregate amount claimed in the remaining suit is approximately $ 212. The Company recorded a provision according to its legal advisor's opinion.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS' EQUITY

Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	June 30,
	2020 and
	December 31,	June 30,	December 31,
	2019	2020	2019
	Number of shares

Ordinary shares of par value NIS 3.0 each	10,000,000	4,380,268	4,380,268

NOTE 9:-	SEGMENT INFORMATION

a.	Customers who accounted for over 10% of the total consolidated revenues:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited

Customer A - sales of manufactured products	17.2%	17.0%	17.1%	18.1%	19.5%

b.	Revenues by geographic areas:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited

Israel	10,172	9,144	4,964	4,756	19,659
North America	3,163	3,606	1,644	1,431	6,434
The Netherlands	1,788	1,562	874	596	2,898
Europe	617	605	405	268	1,129
India	1,110	1,809	426	545	3,809
Others	1,099	208	479	602	865

	17,949	16,934	8,792	8,198	34,794

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME

a.	Deferred tax assets and liabilities:

The Company recorded a full valuation allowance for deferred tax assets with respect to its deferred tax assets in Israel due to uncertainty about its ability to utilize such losses in the future. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment.

b.	Reconciliation of the theoretical income tax (expense) benefit to the actual income tax expense:

For the six months period ended June 30, 2020 the main differences between the theoretical tax expenses (statutory tax rate of 23%) and the actual tax expenses are tax benefit arising from "Beneficiating and Preferred enterprises" and realization of carryforward tax losses for which valuation allowance was provided.

NOTE 11:-	RELATED PARTY BALANCES AND TRANSACTIONS

Nistec, a related party of the Company, is also a customer of the company. The Company sells products to Nistec, pays management fees to Nistec, purchases certain services from Nistec and shares certain expenses with Nistec, for services that it acquires jointly with Nistec. The Company's transactions with its related parties were carried out on an arm's-length basis.

a.	Balances with related parties:

	June 30,	December 31,
	2020	2019
	Unaudited

Trade accounts receivable	126	47
Trade accounts payable	35	115
Controlling shareholder loans (*)	2,885	3,472
(*) See also Note 1(a).

b.	Transactions with related parties:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited

Revenues	216	98	123	51	226

Purchases, selling, general and administrative expenses	161	231	81	150	323

Interest from Loans from controlling shareholder	54	31	26	16	121

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

PCB purchases by Nistec - Nistec purchases PCBs from the Company solely to provide assembled boards to its customers and not for re-sale. The Company's quote is based on its standard price list, and may be subject to a discount of up to ten percent (10%). Should the order be for PCBs imported by the Company, the quote reflects the actual price of such PCBs, plus a mark-up of at least twenty percent (20%). Should the order be for PCBs from excess inventory of an original order, the quote will reflect the standard price of such PCBs, with a discount of up to fifty percent (50%) of the price actually paid for such PCBs in the original order (the “Excess Inventory Discount”). The Excess Inventory Discount will apply only to orders from excess inventory of the first original order of a specific PCB (i.e., should a second order of a specific PCBs generate any excess inventory, and Nistec would like to purchase such excess, the Excess Inventory Discount will not be applied to such purchase).

Soldering and assembly services - The Company may acquire soldering services and/or purchasing services from Nistec. Nistec’s pricing for its soldering services will be its standard price list (the “Price List”), less a five percent (5%) discount. Nistec may charge for purchasing services in accordance with the actual costs of the orders, plus a fourteen and a quarter (14.25%) commission, which reflects a five percent (5%) discount, as compared to the commission charged to third parties by Nistec for similar services. Prices of services not included in the Price List will be negotiated by the parties in good faith (without participation of Mr. Nissan, the Company's controlling shareholder and CEO, or any of his relatives). Nistec standard procedures govern manufacturer warranties and restrictions regarding defective assembled products. In addition to requesting Nistec to provide the Company with a quote for soldering and assembly services, in the event that the Company requires design and/or design services for production of PCBs, it may ask Nistec to provide it with a quote for such services. Nistec may charge for design and/or design services in accordance its standard price list for such services, less a five percent (5%) discount. The Company’s purchases of services under the Soldering, Assembly and Design Services Procedure may not exceed NIS 300 per annum.

Insurance expenditures - The Company may share with Nistec costs of insurance consulting and insurance premiums in the event the Company determines that a joint insurance policy with Nistec will reduce the Company’s costs as compared to purchasing insurance separately. Insurance expenditures will be divided between the Company and Nistec as follows: (i) insurance consulting services costs will be divided in proportion to the insurance premiums paid by the Company and Nistec in the preceding year; (ii) the joint insurance premiums will be divided in the proportions indicated by the insurer for each of the Company and Nistec had they purchased the insurance separately. The Company will solicit updated insurance proposals at least bi-annually. The decision to enter into such a joint insurance policy with Nistec will be subject to the approval of the Audit Committee and the Board of Directors of the Company.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Employees social activities - The Company may purchase social activities for the benefit of its employees together with Nistec. The cost of such activities will be divided between the Company and Nistec in accordance with the ratio of the number of Company's employees and Nistec employees to whom the applicable activity was directed, regardless of actual participation.

Marketing activities - The Company may purchase services together with Nistec. Marketing costs will be divided between the Company and Nistec as follows: (i) to the extent the portion of the marketing material applicable to the Company can be quantified, costs will be divided accordingly; (ii) in the event that such costs cannot be quantified, each of Nistec and the Company will bear 50% of the marketing costs.

Managements fees - In September 2019, the Company's Audit Committee, Compensation Committee and Board of Directors, as applicable, approved the terms of the amended Management Agreement. This amended Management Agreement was approved by the Company's shareholders in the annual general meeting, held on December 5, 2019. Nistec and Mr. Nissan receive the following compensation:

a.	Eltek pays Nistec monthly managements fees of NIS 90 ($26).

b.
Subject to Company’s reimbursement policy approved by the Audit Committee on May 15, 2016, Mr. Nissan  will receive reimbursement of travel expenses (other than food and beverage expenses) while traveling internationally on behalf of the Company, provided that such reimbursement shall not exceed an aggregate amount of NIS 10 per calendar quarter.

c.
Mr. Nissan is entitled to receive reimbursement of food and beverage expenses while traveling internationally on behalf of the Company, against receipts, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses) 1972.

In addition, the Company's shareholders in the annual general meeting, held on December 5, 2019 approved the following:

a.	The extension of the Directors and Officers Indemnity Agreement with Mr. Yitzhak Nissan.
b.	The extension of the Exculpation Letter with Mr. Nissan for an additional three (3) year period
c.	The application of the Company’s directors and officers liability insurance policy with respect to Mr. Nissan
d.	The revised terms of employment of Mr. Nissan's daughter, who is employed by the Company as special project manager.

Loans and guarantees from Nistec - see Note 1.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- STOCK BASED COMPENSATION

The Company's 2018 Share Incentive Plan (the "Plan") authorized the grant of options to purchase shares and restricted shares unites ("RSUs") to officers, employees, directors and consultants of the Company and its Subsidiaries. Awards granted under the Plan to participants in various jurisdictions may be subject to specific terms and conditions for such grants as may be approved by the Company's board from time to time.

Each option granted under the Plan is exercisable for a period of ten years from the date of the grant of the option or the expiration dates of the option plan. The options primarily vest gradually over four years of employment.

As of June 30, 2020 the Company granted to its employees and officers 133,519 options to acquire 133,519 Ordinary shares under the Plan. Total fair value of the options granted was $418 to be recognized over a four years vesting period. The stock-based compensation expense related to employees' equity-based awards, recognized during the six months ended June 30, 2020 and 2019 was $43 and $62, respectively.